

Tanya Scott-Pilcher · 3rd

Georgia Sales Manager at Clover Health

Savannah, Georgia, United States · 352 connections ·

Contact info

 **Clover Health**

 **Fort Valley State Uni**

Experience



Georgia Sales Manager
Clover Health
Jul 2018 – Present · 1 yr 11 mos
Savannah, Georgia

Coaching sales brokers to increase sales. Train insurance team, motivate

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General Partner
GET Skills
Jan 2003 – Present · 17 yrs 5 mos

We provide pre-licensing courses for life and health, CE credits for insurance agents; new drone training. Workshops to Medicare clients and Medicare sales trainingh to insurance agents.

Sales & Marketing Director
Elite Solutions Professionals Agency
Mar 2018 – Present · 2 yrs 3 mos
Georgia

Co Chair
Ready Set Go Back to School, LLC
2008 – Present · 12 yrs
Savannah GA
Founding Member of RSG BTS organizations. The mission is to provide school supplies to students in need so that they may have a better chance to succeed in school. For the past 10 years we have served over 50,000 children giving away school supplies.



Agent Manager
UnitedHealth Group
Jan 2008 – Feb 2018 · 10 yrs 2 mos

Trained, coached and Managed 50+ sales agents in Medicare and Med Sup sales. Sales team was top 5 in company sales.

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Education



Fort Valley State University
BS, Computer Science
1980 – 1985
Activities and Societies: Delta Sigma Theta, Association of Fundraising Professionals, Savannah Chamber of Commerce, Boys and Girls Club of America,



FAMU-FSU College of Engineering
Master's degree, Electrical and Electronics Engineering

Skills & Endorsements

Leadership · 13

Endorsed by **Charles Robinson and 1 other who is highly skilled at this**

Marketing · 8

Reginald Starr and 7 connections have given endorsements for this skill

Sales · 4

Jewel Daniels Radford and 3 connections have given endorsements for this skill

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